Filed under Rule 424 (b)(3) Registration Statement File Number 333-124773

PROSPECTUS

59,172,188 Shares of Common Stock

ORTEC INTERNATIONAL, INC.

This prospectus relates to 59,172,188 shares of our common stock that may be sold from time to time by the Selling Stockholders listed under the caption “Selling Stockholders”. We will not receive any of the proceeds from the sale of the common stock sold. The Selling Stockholders may sell those shares from time to time in the public securities market. The Selling Stockholders may determine the prices at which they will sell the common stock, which prices may be at market prices prevailing at the time of such sale or some other price. See “Plan of Distribution”.

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We will amend this prospectus (by filing a post-effective amendment to the registration statement of which this prospectus is a part) to inform you of any fundamental changes to the information in this prospectus. Our common stock is traded on the Over the Counter Bulletin Board under the symbol “ORTN”. On May 2, 2005, the last reported sale price of our common stock was $0.42 per share.

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INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

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The date of this Prospectus is May 19, 2005.

You should rely only on the information contained or incorporated in this prospectus. We and the Selling Stockholders have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. In this prospectus and in documents incorporated in this prospectus, references to the “Company,” “Ortec,” “we,” “us” and “our” refer to Ortec International, Inc. and its wholly owned subsidiary, OrCel LLC.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included or incorporated in this prospectus regarding the potential market revenues from the sale of our OrCel product, the number of patients with medical conditions who can be treated with OrCel, the clinical trials for OrCel, future approvals by the United States Food and Drug Administration (the “FDA”) and other plans and objectives for the future and assumptions and predictions about future supply, manufacturing, costs and sales and future financing we may secure are all forward looking statements. When we use words like “intend,” “anticipate,” “believe,” “assume,” “estimate,” “plan” or “expect,” we are making forward looking statements. We believe that the assumptions and expectations reflected in such forward looking statements are reasonable, based on information available to us on the date of this prospectus, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under “Risk Factors” elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We do not have sufficient funds to bring our product to market for use by large patient populations. Unless we secure additional financing we will not be able to continue to operate our business.

We anticipate that the proceeds we received from our private placement in January 2005 will be sufficient to meet our cash requirements only through May 2005. We will need to secure additional financing for the approximately $830,000 of cash we are currently consuming per month. The amount of cash we consume each month fluctuates, depending, among other things, on whether we are incurring expenses from services provided by third party suppliers in connection with a clinical trial and what payments we have to make on our outstanding debt.

We hope to obtain additional funds through the sale of our securities to the public and through private placements, debt financing or other short-term loans. We may not be able to secure any financing nor may we be able to reach the larger patient population markets of persons with venous stasis ulcers and diabetic foot ulcers, with funds that we may be able to raise. We are also likely to continue to encounter difficulties which are common to development stage companies, including unanticipated costs relating to development, delays in the testing of products, regulatory approval and compliance and competition.

Our capital funding requirements depend on numerous factors, including:

•	the progress and magnitude of our research and development programs;
•	the time involved in obtaining regulatory approvals for the commercial sale of our ORCEL product in its cryopreserved form to treat venous stasis ulcers and, later, diabetic foot ulcers;
•	the costs involved in filing and maintaining patent claims;
•	technological advances;
•	competitive and market conditions;
•	our ability to establish and maintain collaborative arrangements;

•	the successful implementation of the agreements we have entered into with Cambrex Bio Science Walkersville, Inc., a subsidiary of Cambrex Corporation (Cambrex) for manufacturing and sales of our ORCEL product; and
•	the cost and effectiveness of commercialization activities and arrangements.

Unless we obtain additional financing we will not be able to continue to operate our business. We have no current commitments from any persons that they will provide any additional financing.

Because of our history of ongoing losses and because we may never generate a profit and our lack of cash or other current assets, we have received an opinion from our auditors that there is substantial doubt about our ability to continue as a going concern.

Since our organization in 1991, we have sustained losses each year because, among other reasons, we have had very limited sales of our product. In the year ended December 31, 2004, we incurred a net loss applicable to common stockholders of $17,144,804. As of December 31, 2004, our current liabilities exceeded our current assets by $14,595,624, and our total liabilities exceeded our total assets by $36,356,354, and we have a deficit accumulated in our development stage of $120,452,544. Our auditors advised us that these factors, among others, raise substantial doubt about our ability to continue as a going concern. Unless we obtain additional financing we will not be able to continue as a going concern.

We have accumulated obligations that we are required, but are unable, to pay currently. This also raises doubt as to our ability to continue as a going concern.

As of March 31, 2005, payment of approximately $1,337,000 of the approximately $2,083,000 we owed to our trade creditors was past due. We have entered into agreements with creditors to whom we owe an aggregate of $716,000 (as of March 31, 2005) to pay $487,000 in 2005 and $229,000 in 2006.

While we have arranged for payment of some of our obligations over a period of time, and have to make other payments of past due obligations to our current and ongoing suppliers, our ability to make payments we have agreed to pay and to insure continued receipt of needed supplies, and to continue reducing our past due obligations, will depend on our ability to secure needed financing.

Unless we secure FDA clearance for the sale of ORCEL to treat venous stasis ulcers it will be difficult for us to continue to operate our business.

We completed the treatment and follow-up of 136 patients in our pivotal clinical trial of the use of ORCEL in its cryopreserved form for the treatment of venous stasis ulcers, and in February 2004 we filed our pre-market approval application with the FDA to market ORCEL for the treatment of venous stasis ulcers. On April 25, 2005, the FDA advised us that although the clinical data showed promise that a cryopreserved form of ORCEL was effective for the treatment of venous stasis ulcers, the FDA believed that additional data is necessary, from an additional clinical trial, to confirm cryopreserved ORCEL’s effectiveness and safety in treating venous stasis ulcers. We are in the process of designing that additional clinical trial in which we believe 40 patients will be treated. We may not obtain FDA clearance for the commercial sale of the cryopreserved form of ORCEL for the treatment of venous stasis ulcers and later for diabetic foot ulcers. Among the factors which may contribute to that finding are a negative assessment of our manufacturing processes, raw materials used in manufacturing our product, our freezing technique, and ORCEL’s clinical results. If we do not obtain FDA clearance for the sale of ORCEL in its cryopreserved form for the treatment of venous stasis ulcers, it will be difficult for us to continue our business operations.

Unless we later secure FDA clearance for the sale of ORCEL in its cryopreserved form to treat diabetic foot ulcers our sales of ORCEL will be more limited and thereby limit our ability to earn profits.

Although we have completed an FDA cleared pilot clinical trial for the use of the fresh form of ORCEL for the treatment of diabetic foot ulcers, we do not have the funds available to conduct a pivotal clinical trial for the use of ORCEL in its cryopreserved form for the treatment of diabetic foot ulcers. The cryopreserved form of ORCEL has a shelf life of approximately seven months as opposed to only approximately three days for the fresh form of ORCEL. We expect to initiate patient enrollment only after, and if, we receive clearance for the sale of cryopreserved

ORCEL in the treatment of venous stasis ulcers currently under FDA review. We do not expect to begin the FDA clearance process for a pivotal trial for cryopreserved ORCEL for the treatment of diabetic foot ulcers until we believe that we can secure financing for the conduct of that trial. If we are unable to later obtain FDA clearance for the sale of cryopreserved ORCEL for the treatment of diabetic foot ulcers, and to a lesser extent for the treatment of donor site wounds, our sales of ORCEL will be more limited and thereby limit our ability to earn profits.

Clinical trials for ORCEL are expensive, time consuming and their outcome is uncertain.

Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time consuming. Before we can obtain regulatory clearance for the commercial sale of any product that we wish to develop, we are required to complete extensive human clinical trials to demonstrate its safety and efficacy. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	delays or inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;
•	delays in obtaining regulatory approvals to commence a study;
•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;
•	slower than expected rates of patient recruitment and enrollment;
•	uncertain dosing issues;
•	inability or unwillingness of medical investigators to follow our clinical protocols;
•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;
•	scheduling conflicts with participating clinicians and clinical institutions;
•	difficulty in maintaining contact with subjects after treatment, resulting in incomplete data;
•	unforeseen safety issues or side effects;
•	lack of effectiveness during the clinical trials; or
•	other regulatory delays.

Even if our ORCEL receives regulatory clearance, ORCEL will still be subject to extensive post-market regulation which will result in significant expense to us.

If we receive regulatory clearance for ORCEL, we will also be subject to ongoing FDA obligations and continued regulatory review, such as continued safety reporting requirements, and we may also be subject to additional FDA post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize our product.

If we receive United States regulatory clearance, the FDA may still impose significant restrictions on the indicated uses for which the product may be marketed or impose ongoing requirements for potentially costly post-approval studies. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. The subsequent discovery of previously unknown problems with a product, including adverse medical effects, or problems with the facility where the product is manufactured, may result in restrictions on the marketing of that product, and could include withdrawal of the product from the market. Failure to comply with applicable regulatory requirements may result in:

•	issuance of warning letters by the FDA;
•	fines and other civil penalties;
•	criminal prosecutions;
•	injunctions, suspensions or revocations of marketing licenses;
•	suspension of any ongoing clinical trials;
•	suspension of manufacturing;
•	delays in commercialization;
•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our collaborators;
•	refusals to permit products to be imported or exported to or from the United States;
•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory clearance of our ORCEL or further restrict or regulate post-clearance activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market ORCEL and our business could suffer.

In order to market any products outside of the United States, we and our collaborators must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain clearance in other countries might differ from that required to obtain FDA clearance. The regulatory clearance process in other countries may include all of the risks associated with FDA clearance as well as additional presently unanticipated risks. Regulatory clearance in one country does not ensure regulatory clearance in another, but a failure or delay in obtaining regulatory clearance in one country may negatively impact the regulatory process in others. Failure to obtain regulatory clearance in other countries or any delay or setback in obtaining such clearance could have the same adverse effects associated with regulatory clearance in the United States, including the risk that our product may not be cleared for all indications requested and that such clearance may be subject to limitations on the indicated uses for which ORCEL may be marketed.

Because ORCEL is our only product, our failure to sell ORCEL on a profitable basis will limit our ability to continue our operations.

To date ORCEL is the only product that we have developed. In the event we fail to develop additional products, or if the FDA does not grant us clearance to use ORCEL for the treatment of venous stasis ulcers and later diabetic foot ulcers, or if ORCEL is not favorably received by the medical community or it becomes obsolete, we will be unable to become profitable and we may be required to discontinue our operations.

We may lose our U.S. patents, patent applications and trademarks because of security interests we have granted in them.

We have granted a security interest in our United States and Canadian patents and trademarks relating to our technology for our ORCEL product to Paul Royalty Fund (PRF) as security for payments to be made to it in connection with our sale to PRF of a portion of our future revenues. If we default in this payment obligation, if in the future PRF exercised its right to compel us to repurchase its interest in our revenues, PRF could foreclose its security interest in our U.S. patents, patent applications and trademarks and in such event we will have to discontinue our business operations.

We are subject to extensive governmental regulation which increases the costs of manufacturing our product and will thereby negatively impact our ability to earn profits.

Our business is subject to extensive regulation, principally by the FDA, in the United States and corresponding foreign regulatory agencies in each country in which we intend to sell ORCEL. These regulations affect:

•	Product marketing clearances or approvals;
•	Product standards;
•	Packaging requirements;
•	Design requirements;
•	Manufacturing and quality assurance, including compliance by the manufacturing facility with good manufacturing process requirements, record keeping, reporting and product testing standards;
•	Labeling;
•	Periodic FDA inspections of the facility in which ORCEL will be manufactured;
•	Import and export restrictions; and
•	Tariffs and other tax requirements.

Our need to comply with these regulatory requirements will increase the cost of manufacturing our ORCEL product and negatively impact our ability to earn profits.

The medical community may not accept ORCEL which will prevent us from selling ORCEL and prevent us from continuing our business.

Market acceptance for ORCEL will depend upon a number of factors, including:

•	The receipt and timing of FDA regulatory approvals for use of ORCEL, in its cryopreserved form, for the treatment of venous stasis ulcers and later for diabetic foot ulcers;
•	Acceptance by the medical community of ORCEL for the treatment of the medical conditions that it is intended to treat, the demonstration of its safety and its cost effectiveness; and
•	Securing approval of third parties, such as Medicare and insurance companies, for reimbursement for the cost of ORCEL.

Unless we secure market acceptance for ORCEL we will be unable to sell ORCEL and as a result we will be unable to conduct any business.

Our potential competitors have greater financial, sales and marketing resources than we do so that we may have difficulty in competing against them.

We consider the Apligraf product manufactured by Organogenesis, Inc. and the Dermagraft product manufactured by Smith & Nephew (formerly by Advanced Tissue Sciences, Inc.) to be our principal competitors. Both Organogenesis and Smith & Nephew are substantially larger than we are and have significantly greater resources than we have. The biomedical field is continually undergoing rapid and significant technological changes. Other companies may succeed in developing other products that are more effective than ORCEL. If such new products are accepted by the medical community, or if those products receive FDA clearance for treatment of venous stasis and diabetic foot ulcers before ORCEL does, or if other companies develop products that are more effective than ORCEL, any such developments could impede our ability to continue our operations.

We rely on a limited number of key suppliers to manufacture ORCEL and therefore run the risk of delay in securing needed materials from other suppliers. We also rely on only one distributor to sell ORCEL in the United States, Canada and Mexico and run the risk that such distributor may not successfully market ORCEL.

In October 2003, we entered into an agreement with Cambrex to manufacture ORCEL in its Walkersville, Maryland facilities. If Cambrex does not produce ORCEL at a per unit price well below the price at which we can sell ORCEL in North America we may not be able to continue, or at least would be seriously hampered in continuing, our business operations. Also, any disruption in the supply of collagen or collagen matrix or other materials from our current suppliers of such materials would have a significant negative impact on our ability to manufacture and sell ORCEL or at least would cause us delays and additional expenses in the manufacturing of ORCEL.

We depend on our patents and proprietary technology which may not provide us with sufficient protection against technologies used, or which may be used by our competitors. We cannot protect our intellectual property rights throughout the world.

The validity and breadth of claims in medical technology patents involves complex legal and factual questions and, therefore, are highly uncertain. Although we successfully defended challenges to our United States and European patents in the respective patent offices where those patents were issued, those successful defenses do not preclude future challenges in court. The dismissal of the challenge to our patent in Europe has been appealed. We do not know if any of the other patents issued to us will be challenged, invalidated or circumvented. Patents and patent applications in the United States may be subject to an interference proceeding brought by the U.S. Patent and Trademark Office, or to opposition proceedings initiated in a foreign patent office by third parties. We might incur significant costs defending such proceedings and we might not be successful. We do not know if any of our patents or any of our pending patent applications or any future patent application of ours that will issue as patents, will provide us with the scope of patent protection that will be enough to exclude competitors. We also do not know that any of our patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by us. We do not know if others have or will develop similar products, duplicate any of our products or design around any of our patents issued or that may be issued in the future. In addition, whether or not patents are issued to us, others may hold or receive patents which contain claims having a scope that covers aspects of our products or processes.

Filing patents on our ORCEL technology throughout the world would be prohibitively expensive. Competitors may use our technology in jurisdictions where we have not obtained patent protection to develop their own products. These products may compete with ORCEL and may not be covered by any of our patent claims or other intellectual property rights.

Patent law outside the United States is also uncertain and many countries are currently reviewing and revising patent laws, particularly with respect to biotechnology and pharmaceutical inventions. The laws of some countries do not protect our intellectual property rights to the same extent as U.S. laws. It may be necessary or useful for us to participate in proceedings to determine the validity of our, or our competitors’, foreign patents, which could result in substantial cost and divert our efforts and attention from other aspects of our business.

We may be subject to product liability claims which we might not be able to pay thereby causing us to discontinue our business.

ORCEL is designed to be used in the treatment of medical conditions and diseases where there is a high risk of serious medical complications, amputation of the leg or death. Although we have obtained product liability insurance coverage in the amount of $3,000,000, such insurance coverage may not be adequate to protect us against future product liability claims. In addition, the cost of obtaining product liability insurance in the future may prevent us from securing such insurance on terms acceptable to us, if at all. Furthermore there can be no assurance that we will avoid significant product liability claims and the attendant adverse publicity. Large product liability claims or other claims with respect to uninsured or underinsured liabilities could make it impossible for us to continue our business operations.

If we lose our key employees we may not be able to continue our business operations.

Messrs. Lipstein and Papastephanou, two of our executive officers, manage our day-to-day operations. The development and production of our product is managed by a wide array of scientific personnel, one whom we consider to be a key employee. Dr. Melvin Silberklang is our vice president for research and development and our chief scientific officer. The loss of the services of Messrs. Lipstein, Papastephanou or Silberklang could cause delays in our ongoing business operations, and could have a material adverse effect on our business, results of operations and financial condition. Except for the termination of employment agreements we have entered into with Messrs. Lipstein and Katz and with Alain Klapholz, we do not have employment contracts with any of our key personnel nor any of our other employees nor do we carry key man insurance policies for any of our employees.

The market price of our common stock may also be highly volatile creating greater financial risk for the owners of our common stock.

The market price of our common stock has ranged from $0.42 to $69.90 during the past three years. As of May 2, 2005, we had 26,201,749 shares outstanding. Other factors that may affect the price of our common stock include:

•	our ability to successfully market and sell our ORCEL product,
•	our ability to develop other products for sale,
•	our competitors’ announcements concerning technological innovations,
•	new commercial products or procedures,
•	proposed government regulations,
•	developments or disputes relating to patents, trade secrets or proprietary rights,
•	the following substantial number of additional shares of our common stock we would have to issue:

•	an aggregate of 14,229,566 shares upon conversion of our outstanding Series D convertible preferred stock;
•	an aggregate of 25,761,334 shares upon the exercise of warrants to purchase the shares of our common stock we granted in connection with financings during the past three years; and
•	an aggregate of 1,805,224 shares upon exercise of options we have granted to our employees, and particularly to our executive officers, our directors and to consultants and vendors.

Our largest stockholders may take actions that are contrary to your interests, including selling their stock.

A small number of our stockholders hold a significant amount of our outstanding stock. These stockholders may support competing transactions and have interests that are different from those of our other shareholders. In addition, the average number of shares of our stock that trade each day is generally low. As a result, sales of a large number of shares of our stock by these large stockholders or other stockholders within a short period of time could adversely affect our stock price.

We may have to sell additional equity securities in the future which will dilute the portion of Ortec’s equity owned by our current stockholders.

In the future we will probably have to sell even more shares of our common stock, or other securities convertible into or otherwise entitling the holder to purchase our common stock. In the future we will also issue additional options to purchase our common stock to our employees, possibly including our executive officers, and our directors, and possibly to consultants and vendors. All such sales and issuances of our common stock, other equity securities and warrants and options to purchase our common stock, will dilute the portion of our equity owned by our current stockholders.

The price protection provisions of most of our outstanding warrants might prevent increases in the market price of our common stock.

In 2002 and 2003, we granted to the purchasers of our Series B and Series C convertible preferred stock, and to the placement agent and to designees of the placement agent who arranged such preferred stock financings, warrants to purchase our common stock. In the fourth quarter of 2004 and the first quarter of 2005, we granted warrants to purchase our common stock to (a) purchasers of our common stock in the special warrant offering we made in the fourth quarter of 2004 to holders of our Series B-1, B-2 and C warrants, (b) purchasers of our common stock in the private placement we closed on January 5, 2005, and one other purchaser of our common stock later in the first quarter of 2005, (c) holders of approximately $9.6 million of our promissory notes upon conversion of those notes to shares of our common stock, (d) holders of our Series C preferred stock who exchanged their shares for common stock in the January 5, 2005 private placement, (e) investors who exercised their rights to purchase additional shares of our common stock not later than 45 days subsequent to the January 5, 2005 private placement on the same terms and conditions as the sales in the January 5, 2005 private placement and (f) the placement agent and its designees who arranged the private placement financing which closed in the first quarter of 2005. Our Series B-1, B-2, C and E warrants to purchase the following number of shares of our common stock at the following exercise prices are currently outstanding:

•	102,000 shares at $3.60 per share (the “Series C Warrants”)
•	176,198 shares at $4.00 per share (the “Series B-1 Warrants”)
•	112,798 shares at $5.00 per share (the “Series B-2 Warrants”)
•	22,456,310 shares at $1.80 per share (the “Series E Warrants”)
•	2,746,376 shares at $0.95 per share (the “Series E-PA Warrants”)

The Series E Warrants contain weighted average anti-dilution protections that provide that if we sell shares of our common stock at prices below the exercise prices of those warrants, or issue other securities convertible into, or which entitle the holder to purchase, shares of our common stock, which could result in the sale of our common stock at a price which in effect (taking into consideration the price paid for the convertible security or the warrant or the option) is less than the exercise price of the Series E Warrants, then the exercise price of the Series E Warrants is reduced by a portion of the difference between the exercise price and the lower price at which the common stock was, or effectively could be, acquired. That percentage by which the exercise price of the Series E Warrants could be reduced depends not only on the lower price at which our common stock was, or could be, acquired, but also by the ratio that the number of shares of our common stock that were, or could be, so acquired bears to the total number of shares of our common stock that would be outstanding after such sale of our common stock, or the conversion of securities convertible into, or the exercise of such warrants or options to purchase, our common stock.

Such price protection provisions in our Series E Warrants could have the effect of limiting any significant increase in the market value of our common stock. However, the Series E warrants all have provisions that permit the holders who could acquire the majority of the shares of our common stock issuable upon exercise of all the warrants in that particular series, to waive the price protection provisions for that series.

Although our Series B-1, B-2 and C Warrants contain (for our Series C Warrants) similar or (for our Series B-1 and B-2 Warrants) more severe anti-dilution provisions, our Series B-1, B-2 and C Warrants were amended (in accordance with their terms) to provide that, except in situations not here applicable, the exercise prices would not be reduced below those set forth above.

The closing price for our common stock on May 2, 2005 was $0.42.

Because we do not intend to pay any dividends on our common stock, an investor in our common stock may only realize an economic gain from an increase, if any, in the market price of our common stock.

We have never paid, and have no intentions in the foreseeable future to pay, any dividends on our common stock. Therefore, an investor who purchases our common stock, in all likelihood, will only realize a profit on his investment if the market price of our common stock increases in value.

Termination of employment agreements with our executive and other officers could negatively affect the market price of our common stock because they discourage open market purchases of our common stock by purchasers who might seek to secure control of Ortec.

We have entered into agreements with Messrs. Steven Katz and Ron Lipstein, two of our executive officers, and with one other employee, Mr. Alain Klapholz, who is not an executive officer, that provide for payments to them in the event that their employment is terminated by us, including “constructive termination” as defined in those agreements. We will pay to Messrs. Katz and Lipstein an amount equal to 2.99 times, and to Mr. Klapholz 1.99 times, the average annual compensation paid by us to such person in the five tax years prior to termination of his employment. The agreements also provide that (a) in the event of such termination of employment, the expiration dates of all options and warrants which have been granted to such persons and which expire less than three years after such termination of employment, will be extended so that such options and warrants expire three years after such termination of employment, and (b) that we will reimburse such persons for any federal excise taxes (and for taxes on such reimbursements) payable by such persons because of such termination of employment payments we make to them. The agreements further provide that in the event of the death or disability of any of Messrs. Katz,

Lipstein or Klapholz, or the voluntary termination by either Messrs. Katz or Lipstein of their employment with us, we will pay to such person an amount equal to the compensation received by such officer from us in the previous twelve months.

Such termination of employment agreements could also discourage persons from making open market purchases of our common stock for the purpose of securing a controlling interest in Ortec.

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic event.

We depend on our contractors and vendors and on our laboratories and other facilities for the continued operation of our business. Natural disasters or other catastrophic events, including terrorist attacks, power interruptions, wildfires and other fires, earthquakes and wars could disrupt our operations or those of our contractors and vendors. Even though we believe we carry reasonably adequate business interruption and liability insurance, and Cambrex and our suppliers may carry liability insurance that protects us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under our and such other entities’ insurance policies or for which we or such other entities do not have coverage. For example, we are not insured against a terrorist attack. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results.

New laws and regulations affecting corporate governance may impede our ability to retain and attract board members and executive officers, and increase the costs associated with being a public company.

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002. The new act is designed to enhance corporate responsibility through new corporate governance and disclosure obligations, increase auditor independence, and provide tougher penalties for securities fraud. In addition, the Securities and Exchange Commission and trading exchanges have adopted rules in furtherance of the act and are considering adopting others. This act and the related new rules and regulations will likely have the effect of increasing the complexity and cost of our corporate governance and the time our executive officers spend on such issues, and may increase the risk of personal liability for our board members, chief executive officer, chief financial officer and other executives involved in our company’s corporate governance process. As a result, it may become more difficult for us to attract and retain board members and executive officers involved in the corporate governance process. In addition, we have experienced, and will continue to experience, increased costs associated with being a public company, including additional professional and independent auditor fees.

New Accounting Pronouncements May Negatively Impact our Future Results of Operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R) “Share-Based Payment.” This statement, which will be effective in our first quarter of 2006, will change how we account for share-based compensation, and may have a significant impact on our future results of operations.

We currently account for share-based payments to employees and directors using the intrinsic value method. Under this method, we generally do not recognize any compensation related to stock option grants we issue under our stock option plans.

SFAS 123(R) will require us to recognize share-based compensation as compensation expense in the statement of operations based on the fair values of such equity on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services in exchange for the equity award. This statement will also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. We have begun, but have not completed, evaluating the impact of the adoption of SFAS 123(R) on our results of operations. In connection with evaluating the impact of SFAS 123(R), we are considering the potential implementation of different valuation methods to determine the fair value of share-based compensation. We believe the adoption of SFAS 123(R) will have a material impact on our results of operations, regardless of the valuation method used. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce our net operating cash flows and increase our net financing cash flows in periods after adoption. SFAS 123(R) may also delay when we can report the results of our operations as profitable, if ever.

Future changes in generally accepted accounting principles, including pronouncements relating to revenue recognition, may have a significant effect on our reported results, including reporting of transactions completed before the effective date of such pronouncements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the Selling Stockholders of the shares of common stock pursuant to this prospectus which are already owned by them, or which are to be issued to them upon their conversion of shares of any of our Series D Convertible Preferred Stock or when they exercise any of the warrants we granted in equity financings in which we sold shares of our convertible preferred stock if the holders of those warrants use the cashless exercise provisions in those warrants.

SELLING STOCKHOLDERS

An aggregate of 59,172,188 shares, including 25,761,334 shares issuable upon exercise of warrants, and 14,229,566 shares issuable upon conversion of our Series D preferred stock, may be offered for sale and sold pursuant to this prospectus by the Selling Stockholders. The shares are to be offered by and for the respective accounts of the Selling Stockholders and any pledgees or donees or other assignees of the Selling Stockholders. We have agreed to register all of the shares under the Securities Act and to pay all of the expenses in connection with such registration and sale of the shares, other than underwriting discounts and selling commissions and the fees and expenses of advisors to the Selling Stockholders. We will not receive any proceeds from the sale of the shares by the Selling Stockholders, except for the exercise price, if any, paid in connection with the exercise of the warrants.

Information with respect to the Selling Stockholders and the shares is set forth in the footnotes to the following table. None of the Selling Stockholders has had any material relationship with us within the past three years, except as noted in the following table.

We do not know when or in what amounts the Selling Stockholders may offer shares for sale. The Selling Stockholders may not sell any or all of the shares offered by this prospectus. Because the Selling Stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the Selling Stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. All calculations assume the conversion of all shares of Series D Preferred Stock outstanding at May 2, 2005. Pursuant to the terms of the Series D Certificate of Designations, the holders of shares of Series D Preferred Stock do not have the right to convert their shares of Series D Preferred Stock to common stock to the extent that after giving effect to such conversion, the stockholder together with the stockholder’s affiliates would have beneficial ownership of more than 9.99% of our outstanding common stock immediately after the conversion. Shares of common stock issuable upon the exercise of warrants and/or stock options that are exercisable within 60 days after April 1, 2005 are deemed outstanding only for computing the percentage ownership of the stockholder holding the warrants and/or options, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated below, to our knowledge, all stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the stockholders named below.

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent
Alan R. Cohen	39,641	78,157	(1)	—	—
Alan J. Rubin	170,666	293,182	(1) (5)	—	—
Allen Weiss	39,185	77,245	(1)	—	—
Alpha Capital AG	121,454	24,991	(3)	121,454	*
Annabel Lukens	3,000	3,000	(4) (10)	—	—
Ark Financial Services, Inc.	2,400	2,400	(4) (11)	—	—
Arthur & Gail Gronbach	18,000	27,000	(5)	—	—
Arthur Gronbach	15,434	30,418	(1)	—	—
Bay Star Capital II, L.P.	877,315	1,340,973	(2) (6)	—	—
Bernard & Faith Marks	60,000	90,000	(5)	—	—
Bernard McElhone	60,000	90,000	(5)	—	—
Brad Reifler	17,264	121,056	(4) (10)	—	—
Brian Judge & Diana Garchitorena	61,200	91,800	(5)	—	—

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent
Brian M. Herman	104,450	359,252	(1)(4)(10)	—	—
Bridges & Pipes, LLC	175,463	293,195	(3)(6)	—	—
Bristol Investment Fund, Ltd.	857,451	1,380,491	(1)(2)(3)(5)(6)	—	—
Bruce Falkin	10,589	1,407	(2)	9,507	*
Cambrex Bio Science Walkersville, Inc.	240,000	360,000	(5)(8)	—	—
Christopher Choma	77,215	152,180	(1)	—	—
Christopher Shufeldt	—	45,368	(4)(10)
Claude Ware	9,500	43,877	(4)(10)	—	—
Commitment, Excellence & Business	60,000	90,000	(5)	—	—
Crestview Capital Fund I, L.P.	184,236	276,354	(6)	—	—
Crestview Capital Fund II, L.P.	915,291	1,634,166	(1)(2)(6)	—	—
Crestview Capital Master LLC	246,658	474,316	(1)(2)	—	—
Crestview Capital Offshore Fund Inc.	26,319	39,479	(6)	—	—
Dan Ly	—	50,000	(4)(10)	—	—
Dana Paul Bowler	30,554	60,208	(1)	—	—
Daniel Foley	39,433	77,741	(1)	—	—
Daniel Pietro	1,050	7,050	(4)(10)	—	—
Daniel Schneiderman	—	50,000	(4)(10)	—	—
Daryl Demsko	39,641	78,157	(1)	—	—
David Brill	38,585	76,045	(1)	—	—
David Israel	323,976	638,952	(1)	—	—
David M. & Iry Ricci, Jt.	17,648	2,344	(2)	15,845	*
David P Garmus & Caren Garmus TTEEs FBO Garmus Living Trust	56,241	102,357	(1)(5)	—	—
David Prescott	39,145	77,165	(1)	—	—
David Snyder	29,970	44,955	(5)	—	—
David Wiener Revocable Trust-96	39,193	77,261	(1)	—	—
David Wilstein & Sue Wilstein, Trustees of the Century Trust	75,000	112,500	(5)	—	—
Dov Shellef	—	3,600	(3)	—	—
Eric Singer	26,136	76,886	(3)(4)(10)	—	—
Fiserv Securities c/f Nathaniel Orme IRA	30,000	45,000	(5)	—	—
Frances E. Belmont	30,000	45,000	(5)	—	—
Francisco J. Santiago	12,000	18,000	(5)	—	—
Frederic Bauthier	78,370	154,490	(1)	—	—
General Electric	—	14,052	(3)	—	—
George Manos	91,778	180,856	(1)	—	—
Gerald Ferro	48,000	72,000	(5)	—	—
Gibralt Capital Corporation	391,930	772,610	(1)	—	—
Gilad Ottensoser	7,500	7,500	(4)(10)	—	—
Greg Downes	78,866	155,482	(1)	—	—
Grenfal J. Beachler	51,195	102,390	(1)	—	—
Harry Falterbauer	94,639	186,578	(1)	—	—
Helena Curtis IRA	24,708	3,283	(2)	22,183	*
Hilary Bergman	17,264	121,056	(4)(10)	—	—
Hudson Valley Capital Management, LLC	93,564	386,560	(1)(4)(10)	—	—
Insiders Trend Fund L.P.	120,000	180,000	(5)	—	—
Iron Grid Ltd.	39,641	78,157	(1)	—	—

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent
James Doolan	—	6,635	(3)	—	—
James Lehman	77,710	153,170	(1)	—	—
James R. & Diane R. Fisher Living Trust	54,000	81,000	(5)	—	—
James St. Clair	1,552	2,765	(4)(10)	—	—
Jason Adelman	392,114	1,656,319	(3)(4)(10)	126,057	*
Jeffrey R. Bossert	30,000	45,000	(5)	—	—
Jerdan Enterprises, Inc.	421,064	706,378	(1) (5)	—	—
Jerome L Dreyfuss	30,000	45,000	(5)	—	—
JHF Ventures L.P.	63,887	13,091	(3)	63,887	*
John Bossert	30,000	45,000	(5)	—	—
John Green	—	10,800	(4) (10)
John Jay Gebhardt	16,800	25,200	(5)	—	—
John Keyser	1,800	1,800	(4) (10)	—	—
John O Johnston	30,554	60,208	(1)	—	—
John Simonelli	18,000	27,000	(5)	—	—
John M. Somody	77,058	151,866	(1)	—	—
Jonathan Rand	30,000	45,000	(5)	—	—
Joseph Hoch	21,298	4,364	(3)	21,298	*
Joseph McCandless	39,641	78,157	(1)	—	—
Judith Ellen Olinger Rev Trust	38,617	76,109	(1)	—	—
Julie L. Michael	141,959	279,868	(1)	—	—
Kate Wiener	39,193	77,261	(1)	—	—
Kelda Sledz	68,834	135,643	(1)	—	—
Ken Pilot	161,988	319,476	(1)	—	—
Kenneth Greif	391,850	772,450	(1)	—	—
Kimball & Cross Investment Management Corp.	2,300	31,800	(4) (11)	—	—
Lednim Property Associates	60,000	90,000	(5)	—	—
Legend Merchant Group	2,500	2,500	(4) (11)	—	—
Leo Mindel Non-GST Exempt Family Trust II	60,000	90,000	(5)	—	—
Lisa Lopriore	10,000	10,000	(4) (10)	—	—
Louis & Kathy Cristan	75,083	134,416	(1) (5)	—	—
Maria Molinsky	3,055	3,972	(2)	—	—
Marietta Dermatology Associates PSP FBO Myles Jerden	15,000	22,500	(5)	—	—
Mark & Andrea Yap JTE	61,200	91,800	(5)	—	—
Mark Ford	6,546	18,546	(4) (10)	—	—
Martin & Linda Mennes	24,000	36,000	(5)	—	—
Martin B. Margulies	17,648	2,344	(2)	15,845	*
Martin Glassman	36,000	54,000	(5)	—	—
Martin Mennes	46,283	91,216	(1)	—	—
Martin P. Gerberg Trust	60,000	90,000	(5)	—	—
Matthew Balk	68,173	406,657	(3) (4) (10)	24,231	*
Menachem & Sarah Genack	93,284	18,955	(3)	93,284	*
Michael J. Leja TTEE/FBO Michael J. Leja Trust	76,386	150,522	(1)	—	—
Michael Liss	134,955	245,017	(1) (6)	—	—
Michael P. Rucker	30,000	45,000	(5)	—	—
Michel Pokel	39,433	77,741	(1)	—	—
Michael R. McDonald	59,940	89,910	(5)	—	—

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent
Michael Rapp	2,000	12,000	(4) (10)	—	—
MLA Capital	—	150,000	(3)	—	—
Monarch Capital Group, LLC	—	29,820	(4) (11)	—	—
N.F.S., LLC, FBO Phil Clark IRA R/O	64,800	97,200	(5)	—	—
Nancy Cymbala	30,000	45,000	(5)	—	—
Nancy Cymbala IRA	30,000	45,000	(5)	—	—
National Financial Services, LLC, Julius H. Roma IRA Rollover	30,000	45,000	(5)	—	—
Norbert Olinger	38,617	76,109	(1)	—	—
North Metropolitan Radiology Associates, LLP 401k Profit Sharing Plan FBO: Stuart Jacobson	30,600	45,900	(5)	—	—
North Sound Legacy Fund LLC	79,469	653,525	(1) (2) (6) (7)	27,455	*
North Sound Legacy Institutional Fund LLC	803,575	6,892,439	(1) (2) (6) (7)	135,046	*
North Sound Legacy International Fund Ltd.	1,552,090	11,023,807	(1) (2) (6) (7)	157,613	*
Oscar Garza	69,145	122,165	(1) (5)	—	—
Otato Limited Partnership	—	22,602	(3)	—	—
Paradigm Group II, LLC	122,807	17,446	(2)	109,387	*
Paradigm Millennium Fund, L.P.	109,931	146,959	(2) (6)	10,383	*
Paul Blizman	24,000	36,000	(5)	—	—
Paul Royalty	321,502	36,111	(2) (9)	293,724	1.1
Paul Scharfer	836,965	1,547,169	(1) (3) (6)	—	—
Pequot Healthcare Fund, L.P.	—	4,713	(3)	—	—
Pequot Healthcare Offshore Fund, Inc.	27,048	5,542	(3)	27,048	*
Pequot International Fund, L.P.	354,112	67,787	(3)	354,112	1.4
Pequot Partners Fund, L.P.	356,242	68,223	(3)	356,242	1.4
Peter A. Yaskowitz	78,866	155,482	(1)	—	—
Phil Wagenheim	2,000	12,000	(4) (10)	—	—
Philip C. Bird	46,369	91,388	(1)	—	—
Piper Jaffray C/F Bruce Kurchack IRA	76,930	151,610	(1)	—	—
Promed Offshore II, Ltd.	—	715,546	(1)	—	—
Promed Offshore, Ltd.	145,670	180,083	(1)	—	—
Promed Partners II, L.P.	—	54,035	(1)	—	—
Promed Partners, L. P.	900,804	1,114,034	(1)	—	—
RA Schafer	30,600	45,900	(5)	—	—
Ralph Rybacki	32,082	63,219	(1)	—	—
RHP Master Fund Ltd.	300,000	450,000	(5)	—	—
Richard L. Feldman IRA	70,595	9,379	(2)	63,380	*
Richard Molinsky	73,152	146,304	(1)	—	—
Robert Cymbala	60,000	90,000	(5)	—	—
Robert Cymbala IRA	60,000	90,000	(5)	—	—
Robert Hussey	7,163	7,163	(4) (10)	—	—
Robert J. Neborsky	78,386	154,522	(1)	—	—
Robert Keyser	1,800	1,800	(4) (10)	—	—
Robert Kinney	30,600	45,900	(5)	—	—
Robert Klein - Myriam Gluck	70,033	123,641	(1)	—	—
Robert L. Hermanos	24,000	36,000	(5)	—	—
Robert Nathan	8,894	12,346	(3) (4) (10)	4,447	*
Robert W. Duggan	600,646	989,963	(1) (2) (6)	—	—

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent
Ronald H. Wise	38,369	75,613	(1)	—	—
ROO, LLC	15,428	30,406	(1) (10)	—	—
Rosa Maria Lukens IRA	12,000	18,000	(5)	—	—
Rose E. Snyder Trust	60,000	90,000	(5)	—	—
Roy Korins	60,000	90,000	(5)	—	—
Rucker Family Charitable Lead Annuity Trust Dtd 1/1/03	77,058	151,866	(1)	—	—
Rudolf Treitel	42,592	8,727	(3)	42,592	*
Sargon Capital International Fund Ltd	721,122	542,000	(1)	450,122	1.7
SDIRA FBO Alan E Ennis	23,506	46,337	(1)	—	—
SDIRA FBO Harry Falterbauer Roth IRA	12,000	18,000	(5)	—	—
SDS Capital Group SPC, Ltd	1,605,486	9,866,343	(1) (2) (6) (7)	445,591	1.3
Sean & George Callahan	30,000	45,000	(5)	—	—
Sean M. Callahan	41,291	106,407	(1) (4) (10)	—	—
Selwyn Partners L.P.	276,804	489,108	(1)	—	—
Stephen Barrett	9,422	4,711	(4)	4,711	*
Stephen Fields	200,000	180,000	(5)	80,000	*
Stephen Rupp	30,000	45,000	(5)	—	—
Stephen Swiatliewicz	30,000	45,000	(5)	—	—
Stonestreet Limited Partnership	752,976	149,147	(2)	638,248	2.4
Stuart Jacobson	196,853	388,081	(1)	—	—
SXJE, LLC	325,056	640,887	(1)	—	—
The Rucker Family Charitable Trust	42,000	63,000	(5)	—	—
Thomas Corona	3,600	11,495	(4) (10)	—	—
Thomas J. Franco	78,866	155,482	(1)	—	—
Thomas K. Beard	98,569	166,013	(1)	—	—
Timothy Sledz	72,000	108,000	(5)	—	—
Tom Leonard	12,000	18,000	(5)	—	—
Tuggle Family LP	30,600	45,900	(5)	—	—
Vestal Venture	317,128	625,256	(1)	—	—
View Trade Financial	5,017	21,302	(4) (11)	—	—
Walter Chojnacki	38,585	76,045	(1)	—	—
Walter Kuharchik	54,894	96,888	(1) (5)	—	—
Whalehaven Capital Fund Limited	420,000	630,000	(5)	—	—
William Konigsberg	17,648	2,344	(5)	15,845	*
William M. Levin	18,000	27,000	(5)	—	—
Wolfe, L.P.	15,000	22,500	(5)	—	—
Yehuda Dachs	27,000	40,500	(5)	—	—

*Less than 1%

Type:

(1)	Represents or includes shares issued to these Selling Stockholders in connection with (a) their extension of the due dates of our promissory notes held by them to December 31, 2004 and (b) their subsequent conversion of their promissory notes upon our completion of a qualified financing in excess of $5,000,000 on January 5, 2005 and (c) issuable to them upon exercise of their Series E warrants also received for the promissory note conversions. Certain of the promissory notes did not require extensions and as such did not receive extension shares.

(2)	Includes shares (a) purchased by these Selling Stockholders in December 2004 of common stock at $1.00 pursuant to Special Warrant Offers made to Series B-1, B-2, and C warrant holders and (b) issuable to them upon exercise of their Series E warrants acquired in those transactions.

(3)	Represents or includes shares issuable to these Selling Stockholders upon exercise of Series B-1, B-2, C, or other warrants.

(4)	Represents shares issued or transferred to these Selling Stockholders that were originally issued as fees for our finders or, placement agents for our promissory note financings and our Series A, B, and/or C preferred stock financings.

(5)	Includes shares (a) purchased by these Selling Stockholders at $.833 per share in private placements on January 5, 2005 and in February 2005 and (b) issuable to them upon exercise of their Series E warrants acquired in those transactions.

(6)	Represents shares (a) issued to these Selling Stockholders in connection with their exchange of Series C preferred stock for common stock and their concurrent purchases by them of common stock at $.833 per share in the January 5, 2005 private placement, and (b) issuable to them upon their exercise of their Series E warrants acquired in those transactions.

(7)	Includes shares issuable to these Selling Stockholders upon conversion of Series D preferred stock received in lieu of common stock in the various offerings in which this entity participated.

(8)	This Selling Stockholder has entered into material manufacturing and sales agreements with us more fully described in Part I, Item 1 and the notes accompanying the financial statements in our annual report on Form 10-KSB for the year ended December 31, 2004, which we filed with the SEC on March 31, 2005.

(9)	This Selling Stockholder has entered into a material agreement with us in which it acquired an interest in our future revenues. This agreement is more fully described in Part I, Item 1 and the notes accompanying the financial statements in our annual report on Form 10-KSB for the year ended December 31, 2004, which we filed with the SEC on March 31, 2005. As a result of the terms of our agreement with this entity our financial statements reflect an obligation owed by us to this Selling Stockholder of $22,738,110 as of December 31, 2004.

(10)	This Selling Stockholder is an affiliate of a Broker-Dealer.

(11)	This Selling Stockholder is a Broker-Dealer.

PLAN OF DISTRIBUTION

Shares of our common stock to be sold in this offering are listed on the Over the Counter Bulletin Board.

Any reference to Selling Stockholders in this prospectus includes not only sales of the shares of our common stock included in this prospectus by the persons listed on pages 13-17 but also sales of those shares by the listed person’s pledgees, donees, transferees and other successors in interest to such shares. Since we are not selling any of those shares we will not receive any of the proceeds from such sales. We will not receive proceeds from the sale of our common stock to be issued to the Selling Stockholders which we have registered and included in this prospectus upon exercise of any of their warrants if they elect to use the cashless exercise provisions in their warrants. We will bear all fees and expenses incident to our obligation to register the shares of our common stock in behalf of the Selling Stockholders.

The Selling Stockholders may sell all or a portion of their common stock offered through this prospectus from time to time directly through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters, broker-dealers or agents, the Selling Stockholder will be responsible for underwriting discounts or commissions of such underwriters, broker dealers or agents. The common stock may be sold by the Selling Stockholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve cross or block transactions, (1) on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market, (4) in privately negotiated transactions, (5) through the writing of options, whether such options are listed on an options exchange or otherwise, or (6) through the settlement of short sales.

        In connection with their sales of these shares of our common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of common stock short or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the Selling Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved. If any of the Selling Stockholders enter into an agreement with an underwriter to do a firm commitment offering of the shares of our common stock offered by such Selling Stockholder through this prospectus, if we are aware of such underwriting agreement we will file a post-effective amendment to the registration statement of which this prospectus is a part setting forth the material terms of such underwriting agreement. The Selling Stockholder may not sell any of the shares in such firm underwriting until such post-effective amendment becomes effective.

All of the Selling Stockholders and any broker-dealers participating in the distribution of the shares of our common stock offered through this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any profits realized by the Selling Stockholders in their sale of such shares, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act.

Of the 59,172,188 shares of our common stock included in this prospectus, 530,737 are shares received by broker dealers and affiliates of broker dealers for services in securing financings for us, and 2,796,376 are shares such persons can acquire upon exercise of warrants received for securing financings for us. Such broker dealers and such affiliates of broker dealers are identified in footnotes 11 and 10, respectively, to the Selling Stockholder table on pages 13-17 of this prospectus. Such shares and warrants were issued in connection with services provided by H.C. Wainwright & Co., Inc. and Burnham Hill Partners, a division of Pali Capital, Inc. (“BHP”), both registered broker dealers. Subsequently, pursuant to instructions provided to us, such shares were transferred and issued to their assignees. Those shares and warrants were part of H.C. Wainwright’s compensation for arranging our Series B preferred stock financing in late 2002 and in February 2003, and our Series C preferred stock financing in May and July 2003, and as part of BHP’s compensation for loans secured for us in 2003 and 2004 and for private placements of our securities in late 2004 and early 2005. H.C. Wainwright received cash fees in the aggregate amount of $1,104,790 as compensation for arranging the Series B and Series C preferred stock financings. We received gross proceeds of $15,868,000 in such Series B and Series C preferred stock financings. BHP arranged the recent exchange of our Series C Preferred Stock and sales of our common stock and Series E warrants in private placements, from which we received gross proceeds of $5,631,021. BHP received $563,102. BHP also arranged our debt financing for which we received gross proceeds of $9,776,626. BHP and their assigns received 488,831 shares of our common stock as fees for securing such debt financing. Of the $9,776,626, $9,626,626 remaining outstanding at December 31, 2004 was converted to shares of our common stock in January 2005 when we received in excess of $5,000,000 from the sale of our common stock and Series E warrants. We issued to BHP and their assigns Series E-PA warrants to purchase an aggregate of 2,746,376 shares of our common stock at an exercise price of $0.95 per share, as compensation for arranging the recent sales of our common stock and Series E warrants in private placements, arranging the exchange of $5,476,256 of our Series C Preferred Stock including accrued dividends into common stock, and the conversion of $9,626,626 of our outstanding promissory notes plus accrued interest into common stock.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

We do not know whether any Selling Stockholder will sell any or all of the shares of common stock registered by the registration statement of which this prospectus forms a part.

We will pay all expenses of the registration of the shares of common stock under registration rights or other agreements we entered into with the Selling Stockholders, including SEC filing fees and expenses of compliance with state securities or “blue sky” laws, except that the Selling Stockholders will pay any underwriting discounts and selling commissions for the sale of their shares. We expect that our expenses for this offering, consisting primarily of legal, accounting and edgarization expenses, will be approximately $30,000.

We will indemnify some of the Selling Stockholders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with registration rights and other agreements entered into by us with the Selling Stockholders, or the Selling Stockholders will be entitled to contribution. We will be indemnified by some of the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the Selling Stockholders for use in this prospectus, in accordance with such registration rights and other agreements, or we will be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, by any of the Selling Stockholders, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 200,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of May 2, 2005, 26,201,749 shares of our common stock were outstanding and owned of record by approximately 280 persons, and 3557.39 shares of our Series D Convertible Preferred Stock were outstanding and owned of record by two entities. We estimate that there are more than 1,500 beneficial owners of our common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, declared from time to time by our Board of Directors, and will be entitled to receive ratably all of our assets available for distribution to them upon liquidation. All currently outstanding shares of our common stock are, and all shares of our common stock offered hereby, upon issuance and sale, will be, fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation currently provides that we are authorized to issue up to 1,000,000 shares of “blank check” preferred stock. Without any further approval by our stockholders, our Board of Directors may designate and authorize the issuance, upon the terms and conditions the directors may determine, of one or more classes or series of preferred stock with prescribed preferential dividend and liquidation rights, voting, conversion, redemption and other rights. The issuance of preferred stock, while providing flexibility for securing needed financing and for possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the common stock. Under certain circumstances, the issuance of preferred stock could also make it more difficult for a third party to gain control of Ortec, discourage bids for the common stock at a premium or otherwise adversely affect the market price of our common stock.

The Series D Convertible Preferred Stock is the only preferred stock that is currently issued and outstanding.

Series D Convertible Preferred Stock

Designation and Rank

On August 19, 2003, in connection with our board of director’s authority to issue “blank check” preferred stock, we filed an amendment to our certificate of incorporation in which amendment we designated the relative rights and preferences of our Series D Preferred Stock pursuant to which our board of directors authorized the issuance of 2,000 shares of Series D Preferred Stock, par value $0.001 per share. The Series D Preferred Stock shall rank prior to the Common Stock for purposes of liquidation preference and to all other classes and series of equity securities of the Company that by their terms do not rank senior to the Series D Preferred Stock, except that the Series D

Preferred Stock shall be subordinate to and rank junior to all other classes of preferred stock of the Company outstanding as of the date hereof or hereafter created unless any series of preferred stock hereafter created by its terms ranks junior to the Series D Preferred Stock. The Series D Preferred Stock shall be subordinate to and rank junior to all our indebtedness now or hereafter outstanding. The Series D Preferred Stock has a stated value of $10,000 per share. As of the date of this prospectus there are 3557.39 shares of Series D Preferred Stock outstanding.

Dividends

In the event we declare a cash dividend on our common stock we will be required to pay a dividend on each share of our Series D Preferred Stock in an amount equal to the cash dividend paid on one share of our common stock multiplied by the number of shares of our common stock into which such one share of our Series D Preferred Stock can be converted.

Voting Rights

Except as described below and otherwise required by Delaware law, the Series D Preferred Stock has no voting rights.

As long as any shares of the Series D Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least 75% of the shares of the Series D Preferred Stock outstanding at the time, voting separately as a class:

•	amend, alter or repeal the provisions of the Series D Preferred Stock so as to adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock;

•	effect any distribution with respect to junior stock except that we may effect a distribution on our common stock if we make a like kind distribution on each share of our Series D Preferred Stock outstanding in an amount equal to the distribution on one share of our common stock multiplied by the number of shares of our common stock into which one share of our Series D Preferred Stock can be converted at such time.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, the holders of shares of the Series D Preferred Stock then outstanding shall be entitled to receive, out of our assets, a Series D Liquidation Preference Amount equal to $10,000 per share of the Series D Preferred Stock before any payment shall be made or any assets distributed to the holders of our common stock or any other junior stock. However, no Series D Liquidation Preference Amount shall be paid on any Series D Preferred Stock unless we have first finished paying all liquidation preference amounts on all other classes of our outstanding preferred stock which do not by their terms rank junior to the Series D Preferred Stock. If our assets can pay some of, but are not sufficient to pay in full, the Series D Liquidation Preference Amount to the holders of the Series D Preferred Stock, then all of our assets available to pay any portion of the Series D Liquidation Preference Amount will be distributed among the holders of the Series D Preferred Stock ratably on a per share basis. After payment of the full Series D Liquidation Preference Amount, the holders of shares of Series D Preferred Stock will not be entitled to any further participation as such in any distribution of our assets.

Conversion

Voluntary Conversion

Each holder of Series D Preferred Stock may, at such holder’s option, subject to certain limitations described below, elect to convert all or any portion of the shares of Series D Preferred Stock held by such holder into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the Series D liquidation preference amount divided by (ii) the Series D conversion price (as defined below).

Conversion Restrictions

At no time may a holder of shares of Series D Preferred Stock convert shares of the Series D Preferred Stock if the number of shares of common stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of our common stock owned by such holder at such time, the number of shares of common stock which would result in such holder beneficially owning in excess of 9.99% of all of our common stock outstanding at such time; provided, however, that upon a holder of Series D Preferred Stock providing us with sixty-one days notice that such holder would like to waive this provision with regard to any or all shares of common stock issuable upon conversion of his Series D Preferred Stock, this provision shall be of no force or effect with regard to those shares of Series D Preferred Stock designated in such notice.

Mandatory Conversion

Upon our written request a holder of Series D Preferred Stock shall advise us in writing as to the number of shares of our common stock that are beneficially owned by such holder. If the shares of our common stock beneficially owned by such holder amount to less than 9.99% of the shares of our common stock outstanding at such time, we may, at our option, compel such holder to convert such portion of the Series D Preferred Stock owned by him into so many shares of our common stock so that the total number of shares of our common stock beneficially owned by such holder after such conversion shall equal 9.99%, but not more, of the shares of our common stock outstanding after such conversion.

Series D Conversion Price

The Series D Preferred Stock is subject to a fixed conversion price equal to $2.50 per share, subject to customary adjustments to the Series D conversion price in the event of stock splits, combinations, dividends, distributions, reclassifications and other corporate events.

Reservation of Shares of Common Stock

As long as any shares of Series D Preferred Stock are outstanding, we are required to reserve and keep available out of our authorized and unissued common stock, solely for the purpose of effecting the conversion of the Series D Preferred Stock, 100% of such number of shares of common stock that will be sufficient to effect the conversion of all of the Series D Preferred Stock then outstanding.

Warrants

We issued the following warrants to the purchasers of our Series B Preferred Stock and our Series C Preferred Stock and to the designees of the placement agent who arranged our Series B Preferred Stock financings in 2002 and 2003, and to purchasers of our Series C Preferred Stock financing in 2003. We also issued Series E Warrants to participants in our Special Warrant Offers in December 2004 and in a series of private placement and debt financing transactions that we completed in January and February 2005.

Series B-1 Warrants

Exercisable for the purchase of 176,198 shares of our common stock.

Exercise price: $4.00 per share.

Expiration date: November 13, 2009.

Series B-2 Warrants

Exercisable for the purchase of 112,798 shares of our common stock.

Exercise price: $5.00 per share.

Expiration date: November 13, 2009.

Both the Series B-1 and the Series B-2 Warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the Warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock

Series C Warrants

Exercisable for the purchase of 102,000 shares of our common stock.

Exercise price: $3.60 per share

Expiration dates:

May 22, 2008 for warrants to purchase 42,000 shares July 28, 2008 for warrants to purchase 60,000 shares

The Series C Warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock

Series E Warrants

Exercisable for the purchase of 25,202,686 shares of our common stock.

Exercise price: $1.80 with respect to 22,456,310 shares Series E Warrants and; $0.95 with respect to 2,746,376 Series E-PA Warrants.

Expiration date: January 5, 2010

The Series E Warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the Warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock

The Series E Warrants also provide that if we sell shares of our common stock at prices below the exercise prices of those warrants, or issue other securities convertible into, or which entitle the holder to purchase, shares of our common stock, which could result in the sale of our common stock at a price which in effect (taking into consideration the price paid for the convertible security or the warrant or the option) is less than the exercise price of the Series E Warrants, then the exercise price of the Series E Warrants is reduced by a portion of the difference between the exercise price and the lower price at which the common stock was, or effectively could be, acquired. That percentage by which the exercise price of the Series E Warrants could be reduced depends not only on the lower price at which our common stock was, or could be, acquired, but also by the ratio that the number of shares of our common stock that were, or could be, so acquired bears to the total number of shares of our common stock that would be outstanding after such sale of our common stock, or the conversion of securities convertible into, or the exercise of such warrants or options to purchase, our common stock.

Commencing on January 5, 2007, subject to a registration statement then being effective with respect to the common stock underlying the Series E Warrants, the Series E Warrants may be redeemed by us if our common stock closes above $3.60 for ten consecutive trading days. We have no right to redeem any of the E-PA Warrants.

Other Warrants and Options

We also have other warrants outstanding which entitle the holders to purchase an aggregate of 167,652 shares of our common stock, of which warrants to purchase 150,000 shares are exercisable at $2.00 per share, of which warrants to purchase 14,052 shares are exercisable at $3.25 per share, and warrants to purchase the other 3,600 shares are exercisable at $45.00 per share. We have granted options under our employee stock option plan, and options outside the plan, to our employees, directors, consultants and vendors, to purchase an aggregate of 1,805,224 shares of our common stock at exercise prices ranging from $0.98 to $10.00 per share for 339,019 shares, and at exercise prices in excess of $10.00 per share for 1,466,205 shares.

The transfer agent for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

LEGAL MATTERS

The legality of the common stock offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2004 and for the year then ended and for the period from March 12, 1991 (inception) to December 31, 2004, except for the consolidated statements of operations, shareholders’ deficit and cash flows for the period from March 12, 1991 (inception) to December 31, 2003, which were audited by Grant Thornton LLP, incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report which contains an explanatory paragraph regarding the Company’s ability to continue as a going concern is incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements for the year ended December 31, 2003 and for the period from March 12, 1991 (inception) to December 31, 2003, incorporated by reference in this Prospectus and in the Registration Statement have been audited by Grant Thornton LLP, a registered independent public accounting firm, to the extent and for the periods set forth in their report which contain an explanatory paragraph regarding the Company’s ability to continue as a going concern are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INFORMATION WITH RESPECT TO ORTEC INTERNATIONAL, INC.

This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended December 31, 2004.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance with the Exchange Act we file reports, proxy statements and other information with the SEC. Our reports, proxy statements and most other information that we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy statements and other information as well as documents from other companies that file electronically with the SEC. The Internet address is http://www.sec.gov.

This prospectus is only a part of a registration statement we filed with the SEC under the Securities Act of 1933 and, therefore, it does not include all the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus and the accompanying supplement. Among such exhibits are a number of our material corporate documents, and you should refer to the applicable exhibit for the complete text of any such document described in this prospectus. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

Our Internet address is www.ortecinternational.com. The information contained on our website and on any websites linked by our website, however, is not part of this prospectus and you should not rely on such information in deciding whether to invest in our securities.

Our common stock is listed on the Over the Counter Bulletin Board under the symbol “ORTN.”

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us, under certain circumstances, to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

•	Our Annual Report on Form 10-KSB, for our fiscal year ended December 31, 2004.

•	The “Description of Registrant’s Securities to be Registered” contained in our Registration Statement on Form 8-A, filed December 5, 1995 including any amendment or report filed for the purpose of updating such description.

Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in those documents modifies or supersedes that statement. Any statements so modified or superseded will not be deemed to constitute a part of this prospectus, except as so modified or superseded. In addition, any prospectus supplement filed in relation to this prospectus shall be deemed to supercede for all purposes any earlier prospectus supplement filed in relation to this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. Requests for these documents should be directed to by mail to Mr. Ron Lipstein, Secretary, Ortec International, Inc., 3960 Broadway, New York, NY 10032, or by telephone at (212) 740-6999.

You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we, nor any Selling Stockholder, have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of its date.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that the personal liability of our directors shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to us or our shareholders for monetary damages for breach of fiduciary duty as a director, provided that our certificate of incorporation does not eliminate the liability of a director for (i) any breach of the director’s duty of loyalty to us or our shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate our rights and the rights of our shareholders through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect our or our shareholders ability to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

In addition, our certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons who we may indemnify pursuant to Section 145 of the DGCL. Section 145 of the DGCL permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We maintain a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, and to persons controlling Ortec pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.